15 January 2003

03 MAR 10 AM 7:21

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

03007756

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
APR 10 2003
THOMSON
FINANCIAL

dw 4/7

Severn Trent Plc announces that options under its approved Sharesave Scheme have been granted to the following directors. The date of grant was 8 January 2003 and the savings contracts commence on 1 May 2003:-

Name:	B Duckworth
Sharesave Options Granted:	1,057
Option Price Per Share:	£5.36
Total Sharesave Options Held (No. of Shares):	2,978

Name:	A S Perelman
Sharesave Options Granted:	3,064
Option Price Per Share:	£5.36
Total Sharesave Options Held (No. of Shares):	3,064

www.severntrent.com